June 30, 2011

Via EDGAR and Federal Express

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Trident Microsystems, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed March 7, 2011

Dear Mr. Vaughn:

Trident Microsystems, Inc. (the “Company”) is submitting the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated June 24, 2011, with respect to the Company’s Form 10-K for the year ended December 31, 2010. The italicized paragraph below restates the comment the Staff’s comment letter, and the discussion that follows is the Company’s response to the Staff’s comment.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 36

1. We note your responses to prior comments one and two. Please tell us how your MD&A discussion which excluded the historical audited six month period ended December 31, 2009 complies with Item 303(a) and Instructions to Paragraph 303(a) of Regulation S-K.

Mr. Kevin Vaughn

Page Two

In response to the Staff’s comment, the Company included a discussion of the six month period ended December 31, 2009 as part of the year ended December 31, 2009 in order to aid readers in understanding and comparing the Company’s financial condition, changes in financial condition and results of operations. A separate discussion of the six month period ended December 31, 2009 would require a comparison to at least one additional unaudited six month period. The Company determined to make comparisons of full twelve month periods. The Company believed that the caption to 303(a), “Full fiscal years” was properly interpreted to mean that MD&A should focus on full year (i.e., twelve month) periods.

In addition, the instructions to Item 303(a) state, in part:

“The registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition and results of operations. Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.

Given the Company’s election to change its fiscal year, and the resulting six month audited period, the Company needed to determine which comparisons best enhanced its investors’ understanding. Otherwise, the Company would need to include multiple comparisons of periods that were not “year-to-year” comparisons, along with the comparison of three yearly periods that it believed were important to its stockholders’ understanding. The Company also believed that Item 303(a) required comparisons of full year periods and that making one or more comparisons of six month periods was not required, nor in the Company’s judgment would it have been useful to an understanding of its financial condition.

The Company is not aware of any rule or guidance regarding what information is required to be compared in MD&A in the circumstance where an election to change fiscal years subsequently results in a six-month audited period. Therefore, the Company looked to the general intent of Item 303(a) to make comparisons of yearly periods, and to the statement that the discussion should be of financial statements “that the registrant believes will enhance a reader’s understanding.” The Company believes it selected the comparison that best enhanced a reader’s understanding.

Mr. Kevin Vaughn

Page Three

The Company believes that the information it included was consistent with the conclusion, in Section IV of the SEC’s interpretive rule regarding the content of MD&A (Release Nos. 33-6835; 34-26831; IC-16961; FR-36), which states in part that registrants should be guided by the general purpose of MD&A: “to give investors an opportunity to look at the registrant through the eyes of management….” and that “The MD&A requirements are intentionally flexible and general.”

The Company acknowledges that it needed to make a selection as to which comparative periods were appropriate and useful for investors, and the Company respectfully submits that its MD&A was in compliance with Item 303(a). Although the Company believes its prior disclosure was appropriate, in light of the Staff’s comment, it will provide additional disclosure in MD&A in the Form 10-K for the year ended December 31, 2011 comparing the six month audited period ended December 31, 2009 to the six month unaudited period ending December 31, 2010.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Vaughn

Page Four

If you have any questions regarding the responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at (408) 962-8275.

Very truly yours,

/s/ Pete J. Mangan
Pete J. Mangan
Executive Vice President and
Chief Financial Officer

cc:	Tara Harkins, Staff Accountant

Lynn Dicker, Reviewing Accountant

David L. Teichmann, Trident Microsystems, Inc.

J. Howard Clowes, DLA Piper LLP (US)